Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT ON RELATED-PARTY TRANSACTIONS In compliance with the provision in Article 30, XXXIII, of CVM Instruction No. 480, of December 9, 2009, as amended (“CVM Instruction No. 480”), Itaú Unibanco Holding S.A. (“Company” or “Itaú Unibanco”) announces to its stockholders and the market in general the following related-party transaction: Parties Itaú Unibanco, by itself and its subsidiaries, and Fundação Itaú para a Educação e Cultura (“Foundation”). Relation with the Company The Foundation is deemed as a related party as it has management members who are members of Itaú Unibanco’s controlling group. Subject matter and main terms and conditions Donation proposal in the amount of R$1 billion by Itaú Unibanco Conglomerate companies to the Foundation. Considering the Foundation’s purpose of fostering education, culture, social assistance, and ensuring rights, as well as strengthening civil society, this donation aims to support the Foundation in the “Todos pela Saúde” (All for Health) initiative in connection with the novel coronavirus (COVID-19) relief efforts aimed to fight its effects on Brazilian society. Todos pela Saúde will operate by way of four action approaches: • Informing: clarifying doubts people may have and providing equipment use training. • Protecting: purchasing protection and prevention equipment, such as face masks, and adopting telemedicine. • Caring: purchasing coronavirus test kits, building field hospitals and new ICU beds, in addition to acquiring hospital equipment. • Resuming: investments to make society ready to go back to a normal life. A team of seven renowned doctors will be responsible for setting out the actions to be financed by these funds. This donation complies with the criteria established by Itaú Unibanco’s Corporate Donation Policy. This donation was analyzed and approved by the Company’s Related Parties Committee, composed entirely of independent members of the Board of Directors. Date of the transaction April 30, 2020

Detailed justification of the reasons why the Company’s management considers that the transaction was conducted under commutative conditions or provides for proper compensation     There is no basis for proper compensatory payment, but it is worth mentioning that Itaú Unibanco wants to contribute to the solution of this severe crisis driven by COVID-19 and that this donation is in line with the values adopted by the Company. Any participation of the counterparty, its partners or managers in the Company’s decision- making process with respect to the transaction or negotiation of the transaction as representatives of the Company, describing this participation N/A. São Paulo (SP), May 8, 2020.    ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations